FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of December, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                   SALE OF INTEREST IN INFRASTRUCTURE PROJECT

HSBC Infrastructure Limited, a wholly owned subsidiary of HSBC Holdings plc, has agreed to sell loan notes and fully paid ordinary A shares representing 14.14 per cent of the issued share capital of AGP Holdings (1) Limited, the holding company for the Home Office PFI Project, to HSBC Infrastructure Company Limited,
(HICL) for GBP14.4 million in cash.

HICL is a long term investor in infrastructure projects which are predominantly in their operating phase and yielding steady returns. HICL is not owned or controlled by the HSBC Group but HSBC Specialist Fund Management Limited, a wholly owned subsidiary of HSBC Holdings plc, is its investment adviser.

Note to editors

HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 December 2007